U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                   Form 10-SB

          General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934


                              e-Hobby Network, Inc.
                              ---------------------
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   65-1082128
                      (I.R.S. Employer Identification No.)

                      14790 SW 21st Street, Davie, FL 33325
              (Address of principal executive offices) (Zip Code)

                                 (954) 472-7971
                           (Issuer's telephone number)

         Securities to be registered under Section 12(b) of the Act: [ ] Securities to be registered under Section 12(g) of the Act: [X]

             Title of each class to be so registered: Common Stock,
                             no par value per share

         Name of each exchange on which each class is to be registered:
                                      None

                                     PART I
                                     ------
Introduction
------------

To simplify the language in this Registration Statement, e-Hobby Network, Inc., is referred to herein as the "Company" or "We."

Item 1. Description of Business.
--------------------------------

BUSINESS OF THE ISSUER

         We were incorporated in the state of Florida on January 3, 2001 and our headquarters are located at 14790 SW 21st Street, Davie, FL 33325

         The Company was formed to sell children's games, arts and crafts, toys and related products over the internet. As such, we may be described as an e-commerce company. We operate our business through the website www.e-hobbynetwork.com. We do not carry any inventory and instead we utilize a fulfillment company, VSTORE. We participate in the VSTORE Virtual Storefront Network. If a customer orders a product on our website, the order is filled by VSTORE which ships the merchandise to the customer. From time to time, Vstore updates our website with new products. We are paid a commission on any orders that have been delivered and are no longer covered by the VSTORE return program (usually 30 days from the date of delivery). The commissions are paid quarterly on January 15th, April 15th, July 15th October 15th and only after a minimum of $25 in commissions have been generated.

         As of September 30, 2002, we had an accumulated deficit of $16,451. If we continue to accumulate a deficit and fail to have earnings, we may not be able to continue to operate our business without the addition of capital and we may not be able to continue as a going concern.

         There have been no bankruptcy, receiverships, or similar proceedings by or against us. We have not had any material reclassification, merger, consolidation or purchase or sale of any significant asset(s).

         The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

         The Company is registering its common stock on this Form 10-SB registration statement on a voluntary basis. It has no obligation to file such registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

BUSINESS HISTORY
----------------

         We were originally a division of e-Miracle Network, Inc. ("e-Miracle), a Florida corporation. E-Miracle was incorporated on July 15, 1999 and was in the business of an online service provider and Internet shopping mall developer. In essence, e-Miracle was a private Internet community (the "Intranet") providing its members educational material, travel opportunities, entertainment information and the ability to earns profits by combining network marketing with the speed and dynamics of the Internet. However, due to undercapitalization and credit problems, e-Miracle filed a Chapter 11 Bankruptcy proceeding in the United States Bankruptcy Court, Southern District of Florida, Miami Division, Case Number 00-18144-BKC-AJC. (The "Bankruptcy"). We were a division of e-Miracle when e-Miracle filed bankruptcy. Subsequently, we were incorporated pursuant to and in accordance with e-Miracles' Amended Plan of Reorganization.

PRODUCTS AND SERVICES
---------------------

         We own and operate the following website: www.e-hobbynetwork.com. On that website, we offer electronic games, board games, arts and crafts, toys and related products from such companies as Fisher-Price, Little Tykes, Crayola, Lego, Parker Brothers, Mattel, and others. However, to date, there have been no sales generated from our website and there is no assurance that the website will generate any sales.

Competition.

         We will continue to be a limited competitor in the business of e-commerce. Assuming that our website generates sales, we will be in competition with other on line sellers of games, arts and crafts, and toys, most of whom are well established. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in our industry.

GOVERNMENT REGULATION.
----------------------

         We do not believe that we are currently subject to government regulations. Subsequent to the filing of this Registration Statement, we will be subject to regulation under the Exchange Act.

EMPLOYEES

         The Company has one part-time employee, our president, Susan Parker. We have no employment agreements with Susan Parker and she is involved in other full-time business activities and participates in the running of our company on a part time basis as needed without compensation.

PATENTS

         We have no patents, nor are we in the process of trying to obtain any patents at this time.

CUSTOMERS

         We currently have no customers and we may never generate customers in the future. Our business is dependant upon customers being attracted to our website and buying our products while visiting our website.

Item 2. Plan of Operation.
--------------------------

         Our website has been operational since August 31, 2001, and we intend to continue to operate our website, www.e-hobbynetwork.com. In an attempt to generate traffic to our website, we have a software program, ADWEB, that automatically updates our listings in web browsers and search engines. Pursuant to a report submitted to us by ADWEB, we are now listed in approximately 79,000 search engines. For example, if a person is looking to purchase games, arts and crafts, or toys online, he can go to a search engine which will list our site amongst others. However, to date, we have not had any sales.

         At the present time, we are totally dependent upon VSTORE to generate commissions and revenues for the Company and our sole source of revenue can only be derived at the present time from commissions that we may receive in the future from VSTORE. To date, we have not received any such commissions. We also hope to generate revenues on our website by advertising it. However, there is no guarantee that we will ever be profitable.

         Pursuant to the e-Miracle Plan of Reorganization, our founder, Susan Parker, contributed a total of $15,000 to our capital. In addition, two investors and shareholders, Eric Littman and Dennis Sturm have agreed to extend us a line of credit not to exceed $250,000. To date neither Mr. Littman nor Mr. Sturm have advanced the Company any money.

         Because we remain essentially a start-up development company with limited capital resources, it may be necessary for the President to either advance funds to us, or to accrue expenses until such time as an additional financing can be made. If our President advances additional funds, she will receive common stock in exchange for this capital contribution. Management intends to hold expenses to a minimum. Currently, our day to day operational expenses of operating our website are approximately $6 per day and therefore, we believe we have sufficient capital to operate through December 31, 2003. Further, our President and sole Director will defer any cash compensation until such time as we begin to earn revenues from operations. We anticipate no substantial cash requirements for the next twelve months to remain in our present operating condition. We will not engage in any product research and development and we do not expect to purchase any equipment. Additionally, we do not expect to hire any additional employees. For additional capital needs, we are engaged in evaluating the feasibility of limited offerings or private placements.

         We believe it is in our best interest to be a reporting company and to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain our qualification for a listing on the OTCBB, if and when our intended application for listing becomes effective. In order for our common stock to become listed for trading on the OTCBB and for a market maker to make a market for our common stock, a market maker must file an application, Form 15c-211, with the NASD and the NASD must approve that application.

         We have not made loans to our president, Ms. Parker, nor to any other person or entity. We have no plans to make loans to Ms. Parker nor any other person in the future. Further, we have established that no loans will be made by us while under the current management.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operations and Results for the past Two Fiscal Years
----------------------------------------------------

         We were incorporated on January 3, 2001 and have had very limited operations. Our activity during the past year was confined to the establishment of our website, which to date, has not generated any sales.

Future Prospects
----------------

         We are unable to predict when we may generate income from our operations. If we fail to generate income, we may elect to participate in a business acquisition opportunity. The reason for this uncertainty arises from our limited resources, and our competitive disadvantage to other public or semi-public issuers, and new uncertainties about compliance with NASD requirements for trading on the OTCBB. In order to become listed on the OTCBB, an NASD market maker must apply on our behalf to make a market of our common stock on the OTCBB. There is no assurance, however, that an NASD market maker will make such an application on our behalf. In addition, the NASD has proposed several rule changes which may affect our ability to become listed on the OTCBB. These proposed rule changes include the necessity of an outside director, an audit committee and a minimum of 200,000 shares of stock in the public float. If these rule changes become effective, in order for our stock to be listed on the OTCBB, we will have to elect an additional director, appoint an audit committee and forward split our common stock 3-1.

Reverse Acquisition Candidate:
------------------------------

         We are not currently seeking to acquire or merge with a profitable business opportunity. This contingency is disclosed because of the possibility that our business might fail. We are not presently a reverse acquisition candidate. Should our business fail, we do not believe we would be able to effectively, under current laws and regulations, attract capital, and would be required to seek such an acquisition to achieve profitability for shareholders.

Item 3. Description of Property.
--------------------------------

         The Company's principal place of business and corporate offices are donated by its president and are located at 14790 SW 21st Street, Davie, FL 33325.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

         As of June 30, 2002, there were 22,076,200 Shares of our common stock, no par value issued and outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Title of Class                                              Common Stock

Name & Address of Beneficial Owner                          Susan Parker
14790 SW 21st Street
Davie, FL 33325

Amount & Nature of Beneficial Ownership                     Direct Ownership
                                                               20,000,000 shares

Percent of Class                                            90.60 %

Title of Class                                              Common Stock

Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

         Susan Parker age 43, has been our president and sole director since inception. From 1992 to 1997, Ms. Parker was Vice President and CFO of National Lithographers and Publishers, a Miami, Florida based company. From 1998 to 1999, she was president of Parker Publications which printed and distributed real estate publications. From 2000 to the present, she was president of E-Miracle Network, Inc., Incucom, Inc. and also International Computer Leasing Corp. In addition to our company, since January 2001,

Ms. Parker has been and still is president and sole director of the following other companies which are currently listed for trading on the Electronic Pink
Sheets: e-Travel Network, Inc, e-Book Network, Inc., e-Connect Network, Inc. e-Game Network, Inc., Inc., e-4Music Network, Inc., e-Shop Network, Inc., e-The Movie Network, Inc., e-Shop Network, inc., and e-Video Network, Inc. She devotes approximately 2 hours a week to our business.

Item 6. Executive Compensation.
-------------------------------

Name            Position      Year    Salary   Bonus   Other   Stock   Options   L/Tip   All Other
Susan Parker    President     2001      0        0       0       0        0        0         0

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

         The Company acquired its website for $2,000 from Incucom Inc. which provides website hosting on a month to month agreement at a cost of $75 per month. Incucom is a related party because it is controlled by our President, Susan Parker.

         Susan Parker, our sole officer and director is involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with our activities.

Item 8. Description of Securities.
----------------------------------

Common Stock.

         Our Articles of Incorporation authorize us to issue up to 50,000,000 common shares, no par value. There are currently 22,076,200 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

         Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

         Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

         Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

         There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

                                     PART II
                                     -------


Item 1. Market Price of and Dividends on the Registrant's Common Equity and
---------------------------------------------------------------------------
Other Shareholder Matters.
--------------------------

         Our common stock has been approved for trading by the NASD on the Over-the-Counter Electronic Pink Sheets with a trading symbol of EHBY. However, to date, there has been no established public trading market for the Company's common stock.

         If a market does develop for our common stock, there is a likelihood that the Penny Stock regulations would impact on that market. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of $5.00 or less. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

         No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

         As of the date of this registration, we had 599 holders of record of our common stock. There is currently one class of common stock outstanding.

RISK FACTORS THAT MAY AFFECT THE FUTURE RESULTS AND MARKET PRICE OF STOCK

         Our business involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement made in this report. These risks and uncertainties include, but are not necessarily limited to the risks set forth below. Our securities are speculative and investment our securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

Limited Operating History; Anticipated Losses; Uncertainty of Future Results

         We were organized on January 3, 2001, and have no operating history upon which an evaluation of our business and prospects can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of problems being experienced by other e-commerce businesses.

         We will be incurring costs to develop, introduce and enhance our website, to establish marketing relationships, and to build an administrative organization. There can be no assurance that we will be profitable on a quarterly or annual basis. In addition, as we expand our operations it will likely lead to an increase in our operating expenses. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected.

Need For Additional Financing in the Future

         To date we have not had any revenues and are operating at a loss. We may never generate revenues. If we continue to generate losses, we will need to raise or find additional capital. While we expect to be able to meet our financial obligations through December 31, 2003, there is no assurance that, after such period, we will be operating profitability. If we are not, there can be no assurance that any required capital will be obtained on terms favorable to us. Failure to obtain adequate additional capital on favorable terms could result in the substantial curtailment of existing operations.

We Are Dependant upon VSTORE as A Source of Revenue

         At the present time, we are totally dependent on Vstore as a source of revenues. In the event that VSTORE ceases to operate or cancel its agreement with us, this could have an adverse material effect on us, including the cessation of our operations. However, there are other companies that could provide us similar services, including but not limited to LINKSHARE.

Unpredictability of Future Revenues; Potential Fluctuations In Quarterly Results

         As a result of our lack of operating history and no revenues, we cannot forecast whether we will ever have revenues. Our current and future expense levels are based largely on our investment/operating plans and we have no estimates of future revenues and cannot estimate them. Sales and operating results generally depend on the volume of, timing of, and ability to obtain customers, orders for products and revenues therefrom generated. These are, by their nature, difficult at best to forecast.

         We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or delay. Accordingly, any significant shortfall or delay in revenue in relation to any planned expenditures would have an immediate adverse affect on our business, financial condition, and results of operations. Further, in response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions that could have a material adverse effect on our business, financial condition, operating results, and cash flows.

Developing Market; Acceptance of The Internet As a Medium For Commerce Not Yet Proven.

         Our long-term viability is substantially dependent upon the continued widespread acceptance and use of the Internet as a medium for the sale of products. The use of the Internet as a means of business sales and commerce has only recently reached a point where some companies are making reasonable profits from their endeavors therein, and there can be no assurance that this trend will continue. However, many internet merchants have experienced financial difficulties and many have either gone out of business and/or filed bankruptcy. It appears that the failures of internet merchants who do not have an established "brick and mortar" business far out weighs successes.

         The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for business commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of its use for business commerce.

         The failure of the necessary infrastructure to further develop in a timely manner, or the failure of the Internet to continue to develop rapidly as valid medium for business would have a material adverse effect on our business, financial condition, operating results, and cash flows.

Dependence On Key Personnel

         Our performance and operating results are substantially dependent on the continued service and performance of our sole officer and director, Susan Parker, who intends to spend only approximately two hours per week on our business. In the future, we intend to hire additional technical, sales, and other personnel as our business expands. Competition for such personnel is intense, and there can be no assurance that we can retain key technical employees, or that we will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales, and other personnel could have a material adverse effect upon the Company's business, financial condition, operating results, and cash flows.

Competition

         The E-commerce market in which the Company operates is very competitive. Many competitors have substantially greater, financial, technical, marketing, and distribution resources than we do.

         In our market, we compete against a large number of companies of varying sizes and resources. There are an increasing number of companies in our business. Increased competition may result in a reduction in sales revenue, additional price competition, any of which could have a material adverse effect on our operating results. In addition, existing competitors may enter or increase their presence in the E-Commerce, resulting in greater competition for us.

         Most of our current and potential competitors have substantially longer operating histories, larger customer bases and have a greater name recognition than we do. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of our competitors may be able to respond more quickly to changes in customer preferences/needs, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Internet site systems development than we are able to do.

         It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins and/or loss of market share, either of which could materially adversely affect our business, results of operations and financial condition. There can be no assurance that we will be able to compete successfully against current or future competitors or alliances or such competitors, or the competitive pressures faced by us will not materially adversely affect its business, financial condition, operating results and cash flows.

Risks Of Potential Government Regulation And Other Legal Uncertainties Relating To The Internet.

         We are not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content, and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

         In addition, the we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. It is possible that future applications of these laws to our business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

         Because our products are available over the Internet in multiple states, and possible foreign countries, other jurisdictions may claim that we are required to qualify to do business and pay taxes in each state or foreign country. Our failure to qualify in other jurisdictions when it is required to do so could subject us to penalties and could restrict our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply our business may have a material adverse affect on its business, results of operations and financial condition.

Dividend Policy

         We have paid no dividends and intend to retain all future earnings, if any, for use in the development and operation of our business and do not anticipate paying cash dividends on the Common Stock in the foreseeable future.

Item 2. Legal Proceedings.
--------------------------

         We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority involving our Company.

Item 3. Changes in and Disagreements with Accountants
-----------------------------------------------------

         Since inception, we have had no disagreement, resignation or dismissal of our principal independent accountant.

Item 4. Recent Sales of Unregistered Securities.
------------------------------------------------

         On January 3, 2001 Susan Parker was issued 10,000,000 shares of our common stock in exchange for contributing $5,000 to our capital. On September 19, 2002, Ms. Parker was issued an additional 10,000,000 shares of our common stock in exchange for contributing an additional $10,000 to our capital. The shares of common stock issued to Susan Parker were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. We believe that Section 4(2) was available because shares were issued only to our sole officer and director and did not involve a public offering. In addition, 2,071,200 shares of our common stock were issued to 598 shareholders in exchange for certain properties previously owned by e-Miracle Network, Inc. and for legal service performed pursuant to an Order Confirming e-Miracle Network, Inc.'s, Amended Plan of Reorganization and Bankruptcy, case number 00-18144BKC-AJC United State Bankruptcy Court Southern District of Florida Miami Division. On July 12, 2001, in exchange for legal services, valued at $600 we issued 2,500 shares of common stock to Andrew Hellinger and 2,500 shares to Lewis Freeman. These shares were issued pursuant to the exemptions from registration set forth in 11 USC Section 1145 and Section 3(a)(7) of the Securities Act of 1933. We have no outstanding options or warrants. Our transfer agent is Interwest Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117.

Item 5. Indemnification of Directors and Officers.
--------------------------------------------------

         Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance. Florida state law does not limit our ability for indemnification for knowing or purposeful acts.

         At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company which would affect his or her liability in that capacity.

Item 6.  Financial Statements

                          INDEX TO FINANCIAL STATEMENTS

                                                                                               Page
Balance Sheet, September 30, 2002............................................................   F-2

Statement of Operations From Inception (January 3, 2001) to June 30, 2001; the
Nine Months Ended September 30, 2002 , and
the Period From Inception (January 3, 2001) To June 30, 2002................................    F-3

Statement of Cash Flows From Inception (January 3, 2001) to
June 30, 2001, the Nine Months Ended September 30, 2002, and
the Period From Inception (January 3, 2001) to June 30, 2002................................    F-4

Statement of Stockholders' Equity From Inception (January 3, 2001)
   To December 31, 2001 ....................................................................    F-5

Notes to Financial Statements ..............................................................    F-6

Report of Independent Auditors ..............................................................   F-8

Balance Sheet, December 31, 2001 ............................................................   F-9

Statement of Operations From Inception (January 3, 2001)
    to December 31, 2001 ....................................................................   F-10

Statement of Stockholders' Equity From Inception (January 3, 2001)
   To December 31, 2001 .....................................................................   F-11

Statement of Cash Flows From Inception (January 3, 2001)
     to December 31, 2001 ...................................................................   F-12

Notes to Financial Statements ..............................................................    F-13 - F-21


                                    PART III

Item 1 Exhibits
---------------


INDEX TO EXHIBITS
-----------------

3.1      Articles of Incorporation*

3.2      By-laws*

10.1     Form of Agreement with VSTORE*


*  Filed previously.

                                   Signatures
                                   ----------


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                E-Hobby Network, Inc.




                                                /s/  Susan Parker
                                                --------------------------
                                                By:      Susan Parker
                                                Title:   President, Director
                                                Date:    October 23, 2002.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------



                          INDEX TO FINANCIAL STATEMENTS

                                                                                               Page
Balance Sheet, September 30, 2002............................................................   F-2

Statement of Operations From Inception (January 3, 2001) to June 30, 2001; the
Nine Months Ended September 30, 2002 , and
the Period From Inception (January 3, 2001) To June 30, 2002................................    F-3

Statement of Cash Flows From Inception (January 3, 2001) to
June 30, 2001, the Nine Months Ended September 30, 2002, and
the Period From Inception (January 3, 2001) to June 30, 2002................................    F-4

Statement of Stockholders' Equity From Inception (January 3, 2001)
   To December 31, 2001 ....................................................................    F-5

Notes to Financial Statements ..............................................................    F-6

Report of Independent Auditors ..............................................................   F-8

Balance Sheet, December 31, 2001 ............................................................   F-9

Statement of Operations From Inception (January 3, 2001)
    to December 31, 2001 ....................................................................   F-10

Statement of Stockholders' Equity From Inception (January 3, 2001)
   To December 31, 2001 .....................................................................   F-11

Statement of Cash Flows From Inception (January 3, 2001)
     to December 31, 2001 ...................................................................   F-12

Notes to Financial Statements ...............................................................   F-13 - F-21


                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                                  BALANCE SHEET
                                  -------------
                               SEPTEMBER 30, 2002
                               ------------------
                                   (UNAUDITED)
                                   -----------

                                     ASSETS
                                     ------

Current Assets:
---------------
   Cash and Cash Equivalents                                $  6,979
                                                            --------

         Total Current Assets                                           $  6,979

Other Assets:
-------------
   Website Costs (less accumulated amortization)                           1,222
                                                                        --------

         Total Assets                                                   $  8,201
                                                                        ========

                    LIABILITIES AND STOCKHOLDERS' (DEFICIT)
                    ---------------------------------------

Current Liabilities:
--------------------
   Accounts Payable                                         $    752
   Accrued Expenses                                            5,200
                                                            --------

         Total Current Liabilities                                      $  5,952

Stockholders' (Deficit):
------------------------
   Capital Stock - Common, no par value, 100,000,000
      shares authorized, 22,076,200 shares issued and
      outstanding                                           $ 18,700
   (Deficit) Accumulated During the Development Stage (16,451)
                                                            --------

         Total Stockholders' Equity                                        2,249
                                                                        --------

         Total Liabilities and Stockholders' Equity                     $  8,201
                                                                        ========

See Accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                             STATEMENT OF OPERATIONS
                             -----------------------
         PERIOD FROM INCEPTION (JANUARY 3, 2001) TO SEPTEMBER 30, 2001,
         --------------------------------------------------------------
                THE NINE MONTHS ENDED SEPTEMBER 30, 2002, AND THE
                -------------------------------------------------
          PERIOD FROM INCEPTION (JANUARY 3, 2001) TO SEPTEMBER 30, 2002
          -------------------------------------------------------------
                                   (UNAUDITED)
                                   -----------

                                                        Inception        Nine Months         Inception
                                                           to               Ended               to
                                                         9/30/01           9/30/02            9/30/02
                                                      ------------       ------------       ------------
Revenue                                               $         --       $         --       $         --
                                                      ------------       ------------       ------------
Operating Expenses:
-------------------
   Amortization                                       $        111       $        500       $        778
   Hosting Fees and Other Internet Expenses                     75                315                615
   Office Supplies                                              24                150                209
   Organization and Start Up Costs                           3,100                 --              3,100
   Professional Fees                                         3,200              1,495              7,340
   Rent                                                        106                 --                426
   Transfer and Filing Fees                                  1,000              2,900              3,900
                                                      ------------       ------------       ------------

         Total Operating Expenses                     $      7,616       $      5,360       $     16,368
                                                      ------------       ------------       ------------

Other Expenses:
---------------
   Interest                                           $         --       $         83       $         83
                                                      ------------       ------------       ------------

Income (Loss) Before Tax Provision (Credit)           $     (7,616)      $     (5,443)      $    (16,451)
                                                      ------------       ------------       ------------

Provision for Income Tax (Credit):
----------------------------------
   Federal Income Tax                                 $         --       $         --       $         --
   State Income Tax                                             --                 --                 --
                                                      ------------       ------------       ------------
         Total Provision for Income Tax (Credit)      $         --       $         --       $         --
                                                      ------------       ------------       ------------

Net Income (Loss)                                     $     (7,616)      $     (5,443)      $    (16,451)
                                                      ============       ============       ============
Per Share Information:
----------------------
   Basic and Diluted Income (Loss)
      Per Share                                       $         --       $         --       $         --
                                                      ------------       ------------       ------------

Weighted Average Shares of Common Stock                 11,597,072         12,479,130         16,344,918
                                                      ============       ============       ------------

See Accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------
         PERIOD FROM INCEPTION (JANUARY 3, 2001) TO SEPTEMBER 30, 2001,
         --------------------------------------------------------------
                THE NINE MONTHS ENDED SEPTEMBER 30, 2002, AND THE
                -------------------------------------------------
          PERIOD FROM INCEPTION (JANUARY 3, 2001) TO SEPTEMBER 30, 2002
          -------------------------------------------------------------
                                   (UNAUDITED)
                                   -----------

                                                           Inception      Nine Months    Inception
                                                              to            Ended            to
                                                            9/30/01         9/30/02        9/30/02
                                                            --------       --------       --------
Cash Flows From Operating Activities:
-------------------------------------
   Net (Loss)                                               $ (7,616)      $ (5,443)      $(16,451)
   Adjustments to Reconcile Net Income to Net Cash
      Provided by Operating Activities:
         Amortization                                            111            500            778
         Organization Costs Contributed by Shareholder           500             --            500
         Common Stock Issued for Services                      3,200             --          3,200
   Change in Assets and Liabilities:
      Increase in Current Liabilities                          3,715          1,837          5,952
                                                            --------       --------       --------

         Net Cash (Used) by Operating Activities            $    (90)      $ (3,106)      $ (6,021)
                                                            --------       --------       --------
Cash Flows From Investing Activities:
-------------------------------------
   Addition to Website Costs                                $ (2,000)      $     --       $ (2,000)
                                                            --------       --------       --------

         Net Cash (Used in) Investing Activities            $ (2,000)      $     --       $ (2,000)
                                                            --------       --------       --------
Cash Flows From Financing Activities:
-------------------------------------
   Issuance of Common Stock for Cash                        $  5,000       $ 10,000       $ 15,000
                                                            --------       --------       --------

         Net Cash Provided by Financing Activities          $  5,000       $ 10,000       $ 15,000
                                                            --------       --------       --------

         Net Increase (Decrease) in Cash and Cash
            Equivalents                                     $  2,910       $  6,894       $  6,979

Cash and Cash Equivalents at the Beginning
------------------------------------------
   of Period                                                     -0-             85            -0-
   ---------                                                --------       --------       --------

Cash and Cash Equivalents at the End of Period              $  2,910       $  6,979       $  6,979
----------------------------------------------              ========       --------       ========

Additional Cash Flow Information:
   Cash Paid During the Period for Interest
      (Non-Capitalized)                                     $     --       $     83       $     83
                                                            --------       --------       --------
      Income Taxes                                          $     --       $     --       $     --
                                                            ========       ========       ========

See Accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                   -------------------------------------------
              FROM INCEPTION (JANUARY 3, 2001) TO DECEMBER 31, 2001
              -----------------------------------------------------

                                                                     Common Stock
                                                 Total          -----------------------
                                              Stockholders'       Number                       Accumulated
                                                 Equity         of Shares        Amount         Deficit
                                               ----------       ----------      ----------      ----------
Issuance of Common Stock for Cash
   on January 3, 2001 @ .0005 per share        $    5,000       10,000,000      $    5,000      $       --

Issuance of Common Stock issued in
  exchange for certain properties
  pre-viously owned by e-Miracle Network,
   Inc. (See Note "B")                              2,600        2,071,200           2,600              --

Issuance of Common Stock issued in
   exchange for legal fees at the fair
   value of the legal fees                            600            5,000             600              --

Organization Costs Contributed by
   Shareholder                                        500               --             500              --

Net (Loss) for the Period January 3,
   2001 to December 31, 2001                      (11,008)              --              --         (11,008)
                                               ----------       ----------      ----------      ----------
Balance at December 31, 2001                   $   (2,308)      12,076,200      $    8,700      $  (11,008)
                                               ==========       ==========      ==========      ==========




See Accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 2002
                               ------------------
                                   (UNAUDITED)
                                   -----------

NOTE A - BASIS OF PRESENTATION
------------------------------

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ending September 30, 2002 are not necessarily indicative of results that may be expected for the year ended December 31, 2002.

         For further information, refer to the financial statements and footnotes thereto of the Company as of December 31, 2001 and the period from inception (January 3, 2001) to December 31, 2001.

NOTE B - INCOME PER SHARE
-------------------------

         Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

NOTE C - GOING CONCERN
----------------------

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

         However, the Company has not generated any income and is unable to predict when its operations will generate income. Also, as shown in the accompanying financial statements, the Company incurred a net loss of $16,451 during the period January 3, 2001 (inception) to September 30, 2002. Therefore, it will be necessary for the Company officer to advance funds to the Company until such time as additional financing is available. There can be no assurance that

                              E-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 2002
                               ------------------
                                   (UNAUDITED)
                                   -----------


the Company officer will have, or will be willing to advance funds to the Company when the funds are required. Also, there can be no assurances that additional financing will become available when required.

         The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE D - STOCKHOLDERS' EQUITY
-----------------------------

         On September 19, 2002, the Company issued 10,000,000 shares of its no par value common stock for $10,000 in cash to its founder, Susan Parker.

NOTE E - TERMINATION OF LEASE OBLIGATIONS
-----------------------------------------

         Effective January 31, 2002, by mutual consent, the operating sublease for facilities and utilities from September 1, 2001 to March 1, 2005 from a related party was terminated without cost to the Company.

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Board of Directors and Shareholders of e-Hobby Network, Inc.
19501 N.E. 10th Avenue
Suite 203
North Miami Beach, Florida 33179

         I have audited the accompanying balance sheet of e-Hobby Network, Inc. (a development stage company) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (January 3, 2001) to December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of e-Hobby Network, Inc. (a development stage company) as of December 31, 2001, and the results of its operations and its cash flows for the period from January 3, 2001 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has not generated any income which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                                      Larry Wolfe
                                                     Certified Public Accountant

May 10, 2002
                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                                  BALANCE SHEET
                                  -------------
                                DECEMBER 31, 2001
                                -----------------


                                     ASSETS
                                     ------
Current Assets:
---------------
   Cash                                                  $       85
                                                         ----------
         Total Current Assets                                               $      85

Other Assets:
-------------
      Website Costs (less accumulated amortization)                             1,722
                                                                            ---------
         TOTAL ASSETS                                                       $   1,807
                                                                            =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

Current Liabilities:
--------------------
   Accounts Payable                                      $      515
   Accrued Expenses                                           3,600
                                                         ----------
         Total Current Liabilities                                          $   4,115

Stockholders' Equity (Deficit):
-------------------------------
   Capital Stock - Common, no par value, 100,000,000
      shares authorized, 12,076,200 shares issued and
      outstanding                                        $   8,700
   (Deficit) Accumulated During the Development
      Stage                                                 (11,008)
                                                         ----------
         Total Stockholders' Equity (Deficit)                                  (2,308)
                                                                            ---------
         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                                          $   1,807
                                                                            =========

See accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                             STATEMENT OF OPERATIONS
                             -----------------------
              FROM INCEPTION (JANUARY 3, 2001) TO DECEMBER 31, 2001
              -----------------------------------------------------

Revenue   Commission Income                                                           $        --
-------

Operating Expenses:
-------------------
   Amortization                                                     $        278
   Hosting Expense                                                           300
   Office Supplies                                                            59
   Organization and Start Up Costs                                         3,100
   Professional Fees                                                       5,845
   Rent                                                                      426
   Transfer Fees                                                           1,000
                                                                    ------------
         Total Operating Expenses                                                          11,008
                                                                                      -----------
Income (Loss) Before Tax Provision (Credit)                                           $   (11,008)

Provision for Income Tax (Credit)
   Federal Income Tax                                               $         --
   State Income Tax                                                           --
                                                                    ------------
         Total Provision for Income Tax (Credit)                                               --
                                                                                      -----------
         Net Income (Loss)                                                            $   (11,008)
                                                                                      ===========
Per Share Information:
   Basic and Diluted Income (Loss) Per Share                                          $        --
                                                                                      ===========
Weighted Average Shares of Common Stock
   Outstanding                                                                         11,718,840
                                                                                      ===========

See accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                   -------------------------------------------
              FROM INCEPTION (JANUARY 3, 2001) TO DECEMBER 31, 2001
              -----------------------------------------------------

                                                                   Common Stock
                                               Total        ------------------------
                                           Stockholders'      Number                       Accumulated
                                              Equity        of Shares        Amount          Deficit
                                            ----------      ----------     ----------      ----------
Issuance of Common Stock for Cash
   on January 3, 2001 @ .0005 per share     $    5,000      10,000,000     $    5,000     $       --

Issuance of Common Stock issued in
   exchange for certain properties pre-
   viously owned by e-Miracle Network,
   Inc. (See Note "B")                           2,600       2,071,200          2,600             --

Issuance of Common Stock issued in
   exchange for legal fees at the fair
   value of the legal fees                         600           5,000            600             --

Organization Costs Contributed by
   Shareholder                                     500              --            500             --

Net (Loss) for the Period January 3,
   2001 to December 31, 2001                   (11,008)             --             --        (11,008)
                                            ----------      ----------     ----------     ----------

Balance at December 31, 2001                $   (2,308)     12,076,200     $    8,700     $  (11,008)
                                            ==========      ==========     ==========     ==========


See accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------
              FROM INCEPTION (JANUARY 3, 2001) TO DECEMBER 31, 2001
              -----------------------------------------------------

Cash Flows From Operating Activities:
-------------------------------------
   Net (Loss)                                                         $ (11,008)
   Adjustments to Reconcile Net Income to Net Cash
      Provided by Operating Activities:
         Amortization                                                       278
         Organization Costs Contributed by Shareholder                      500
   Common Stock Issued for Organization Costs and
      Licenses                                                            2,600
   Common Stock Issued for Legal Fees                                       600
   Change in Assets and Liabilities:
      Increase in Current Liabilities                                     4,115
                                                                      ---------
         Net Cash (Used) by Operating Activities                                        $ (2,915)

Cash Flows From Investing Activities:
-------------------------------------
   Addition to Website Costs                                          $  (2,000)
                                                                      ---------
         Net Cash (Used in) Investing Activities                                          (2,000)

Cash Flows From Financing Activities:
-------------------------------------
   Issuance of Common Stock for Cash                                  $   5,000
                                                                      ---------
         Net Cash Provided by Financing Activities                                         5,000
                                                                                        --------
         Net Increase in Cash and Cash Equivalents                                      $     85

Cash and Cash Equivalents at the Beginning of Period                                         -0-
                                                                                        --------
Cash and Cash Equivalents at the End of Period                                          $     85
                                                                                        ========
Additional Cash Flow Information:
   Cash Paid During the Period for
      Interest (non capitalized)                                                        $     --
                                                                                        ========
      Income Taxes                                                                      $     --
                                                                                        ========


See accompanying Notes to Financial Statements.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

1.       Organization and Development Stage Activities
         ---------------------------------------------

         The Company was incorporated in Florida on January 3, 2001 and is in its development stage. To date, the Company's activities have been limited to organization, capital formation, and the purchase of a website to sell a variety of arts and crafts, beanie babies, toys and games and musical instruments.

         The Company intends to participate in the VSTORE Virtual Storefront Network. This participation will allow the Company to set up a storefront to market products that will be owned, billed, and shipped by VSTORE. The Company will be paid a commission on any orders that have been delivered and are no longer covered by the VSTORE return program (usually 30 days from the date of delivery). VSTORE commissions range from 7% to 10%. Each product has its own unique commission amount and this can change depending on availability and pricing.

         e-Hobby Network, Inc. is one of a group of thirteen (13) commonly owned companies formed or to be formed in connection with the Plan of Reorganization (amended) of e-Miracle Network, Inc. Debtor. The amended Plan of Reorganization of e-Miracle Network, Inc. was approved by the United States Bankruptcy Court, Southern District of Florida, Miami Division, on March 6, 2001. In addition to certain payment plans and distribution of stock in the Reorganized Debtor (e-Miracle Network, Inc.), the investor group and creditors of the debtor will be entitled to distribution of stock in thirteen (13) separate companies formed to support the Debtor's (e-Miracle Network, Inc.) reorganization and product sales. The plan provides the stock will be issued pursuant to the exemption from registration set forth in 11 U.S.C. ss.1145 and pursuant to Section 3(a)(7) of the Securities Act of 1933 as amended. Under the plan, the investors group has agreed to invest $5,000 to $10,000 per entity to complete their business model, facilitate operations and to complete research and development. e-Miracle Network, Inc. (the Reorganized Debtor) will enter into marketing agreements with these companies. If these entities complete research and development, the investor group will make available to these entities one line of credit of $250,000 for working capital as needed once these entities begin business operations.

2.       Intangible Assets
         -----------------

         The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its
                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------

eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

         Intangible assets at the balance sheet date consist of a website that is carried at cost. The Company amortizes this asset on a straight-line basis over three years. The website was purchased from an entity that is considered to be a related party. (See Note C.)

3.       Income Per Share
         ----------------

         Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the Company has no potentially dilutive securities outstanding.

4.       Cash
         ----

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

5.       Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to income taxes and asset lives.

6.       Financial Instruments
         ---------------------

         The Company's short-term financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------


During the period the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

7.       Stock-Based Compensation
         ------------------------

         The Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation beginning with the Company's existence. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock- based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during the period presented.

8.       Comprehensive Income
         --------------------

         SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

9.       Costs of Computer Software
         --------------------------

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expenses as incurred.

         Effective January 3, 2001, the Company adopted SOP 98-1, however, the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

10.      Segments
         --------

         Effective January 3, 2001, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating
                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------

segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has had only negligible operations in the internet marketing of children's goods.

11.      Pensions and Other Post-Retirement Benefits
         -------------------------------------------

         Effective January 3, 2001, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and other Post-Retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

         The Company has not initiated benefit plans to date which would require disclosure under the statement.

12.      Derivative Instruments
         ----------------------

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however, it believes that it has not to date engaged in significant transactions encompassed by the statement.

13.      Advertising Costs
         -----------------

         Advertising costs generally will be charged to operations in the year incurred. The Company has not incurred any advertising costs from its inception to December 31, 2001.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------


14.      Start-Up and Organization Costs
         -------------------------------

         Start-up and organization costs are accounted for under the provisions of the American Institute of Certified Public Accountants' Statement of Position
(SOP) 98-5, "Reporting on the Costs of Start-up Activities". Adopted by the Company at its inception, SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The Company has charged $3,100 of organization costs and $1,000 of transfer costs to operations during the period ended December 31, 2001.

15.      Revenue Recognition
         -------------------

         Commission income from product sales is recognized when the related goods are delivered by VSTORE Virtual Storefront Network and the goods are no longer covered by their return program which is usually 30 days from the date of delivery. (See Note A-1.) The Company did not earn any revenue through December 31, 2001.

16.      Business Concentrations
         -----------------------

         Commission income of the Company is dependent upon the sales of audio and video products, cameras, phones and computers on the internet and, therefore, are subject upon the economic conditions of the internet market place. Changes in this industry may significantly affect management's estimates and the Company's performance.

17.      Income Taxes
         ------------

         The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 3, 2001. Under SFAS, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

NOTE B - STOCKHOLDERS' EQUITY
-----------------------------

         On January 3, 2001, the Company issued 10,000,000 shares of its no par value common stock for $5,000 in cash to its founder, Susan Parker.

         During March 2001, the Company issued 2,071,200 shares of its no par value common stock in connection with the Amended Plan of Reorganization of e-Miracle Network, Inc. which is described in Note A-1. These shares were valued at $2,600. The business concept services are
                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------


valued at $1,600 and the license to use the name "e-Hobby Network" is valued at $1,000. The price was based upon the estimated values without independent appraisal.

         On July 12, 2001, the Company issued 5,000 shares of its no par value common stock for legal services. The fair value of the legal services performed amounted to $600.

         During August 2001, a shareholder contributed $500 in organization costs. The shareholder does not expect repayment of the expenses paid and the Company is not obligated to make such repayment, therefore, the Company has recorded the expenses as a contribution to its capital by the shareholder.

NOTE C - RELATED PARTY TRANSACTIONS
-----------------------------------

         The Company acquired its website for $2,000 from an entity that is considered to be a related party. This entity will provide website hosting on a month to month agreement at a cost of $75 per month. Effective September 1, 2001, the Company signed a sublease agreement to lease office space and utilities for a period of 42 months at $100 per month from an entity that is considered to be a related party. The Company owed related parties $ 501 at December 31, 2001.

         The officer and director of the Company is involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

NOTE D - WARRANTS AND OPTIONS
-----------------------------

         There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE E - INCOME TAXES
---------------------

         The provision (credit) for income taxes consists of the following:

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------

                                                                Inception
                                                              January 3, 2001
                                                           to December 31, 2001
                                                           --------------------
Federal                                                          $(1,560)
State                                                               (605)
                                                                 -------
         Subtotal                                                $(2,165)

Less: Company tax benefits dependent upon future
      taxable earnings and not recognized at this time             2,165
                                                                 -------
         Total                                                   $   -0-
                                                                 =======

Current                                                          $(1,676)
Deferred                                                            (489)
                                                                 -------
                                                                 $(2,165)

Less: Company tax benefits not recognized at
      this time                                                    2,165
                                                                 -------
         Total                                                   $   -0-
                                                                 =======

         Deferred income taxes arise primarily due to temporary differences in recognizing certain revenues and expenses for tax purposes, and the expected use of tax loss carryforwards in future periods. The net deferred tax assets at December 31, 2001 was composed of:

         Organization and start-up costs are expensed for financial statement purposes and are amortizable over 60 months
            for tax purposes                                    $    489
                                                                 -------
         Total gross deferred tax asset                         $    489
         Less - Valuation allowance                                  489
                                                                 -------
         Net Deferred Tax Assets                                $    -0-
                                                                 =======

         A valuation allowance is provided to reduce the deferred tax asset to a level which, more likely than not, will be realized. The net deferred tax assets reflect management's assessment of the amount which will be realized from future taxable earnings on alternative tax strategies. The valuation allowance was increased by approximately $ 489 for the period January 3, 2001 (inception) to December 31, 2001.

                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------


         At December 31, 2001, the Company had approximately $ 11,008 of Federal and State net operating loss carryforwards available to offset future taxable income for financial statement purposes. For tax purposes, the Company had approximately $ 8,500 of Federal and State net operating loss carryforwards. The State loss carryforward is available indefinitely. The Federal net operating loss carryforward will expire in the year 2021.

         Total Federal tax expense (credit) from inception (January 3, 2001) to December 31, 2001 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income (loss) from continuing operations before income tax for the following reasons:
                                                                        Percent
                                                                      of Pre-Tax
                                                      Amount            (Loss)
                                                     --------          ---------
Income (loss) before provision (credit)
   for income taxes                                  $(11,008)         (100)%
                                                     --------          ----

Computed expected tax expense (credit)               $ (3,743)          (34)%
Federal tax (benefit) of State income tax                 206             2
Sur Tax Exemption                                       1,977            18
                                                     --------          ----

         Subtotal                                    $ (1,560)          (14)%

Less: Tax benefits not recognized for
          financial reporting purposes                 (1,560)           14
                                                     --------          ----
Actual Federal income tax expense (credit)           $     --            -- %
                                                     ========          ====
                              e-HOBBY NETWORK, INC.
                              ---------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                DECEMBER 31, 2001
                                -----------------

NOTE F - SUBSEQUENT EVENTS, COMMITMENTS AND OTHER MATTERS
---------------------------------------------------------

         1. Effective May 1, 2001, the Company entered into an operating sublease for facilities and utilities for the period September 1, 2001 to March 1, 2005 from a Related Party (see Note C).

         The rental expense from inception (January 3, 2001) to December 31, 2001 was $ 426.

         At December 31, 2001 the approximate minimum annual rental commitments under noncancelable lease obligations are as follows:


                  2002                                             1,200
                  2003                                             1,200
                  2004                                             1,200
                  2005                                               200
                                                                 -------
                               Total                             $ 3,800
                                                                 =======
         2. The Company does not carry general and product liability insurance at this time and is effectively self-insured. This matter is expected to be revisited by the Company once business operations commence.

NOTE G - GOING CONCERN
----------------------

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

         However, the Company has not generated any income and is unable to predict when its operations will generate income. Also, as shown in the accompanying financial statements, the Company incurred a net loss of $11,008 during the period January 3, 2001 (inception) to December 31, 2001. Therefore, it will be necessary for the Company officer to advance funds to the Company until such time as additional financing is available. There can be no assurance that the Company officer will have, or will be willing to advance funds to the Company when the funds are required. Also, there can be no assurances that additional financing will become available when required.